January 12, 2004 Stellent to Merge with Optika Combined entity drives new standard for enterprise content management solutions Filed by Optika Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Optika Inc. Commission File No.: 0-286721

Disclaimers Any forward-looking statements, including statements regarding the effect of the proposed merger on the future operating results of Stellent and the expected closing of the merger, in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitation, risks that the merger will not be consummated or that the businesses will not be integrated successfully, risks of intellectual property litigation, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company's products, risks of downturns in economic conditions generally and in the Web content management tools and intranet information management markets specifically, risks associated with competition and competitive pricing pressures, risks associated with foreign sales and higher customer concentration and other risks detailed in the Company's filings with the Securities and Exchange Commission. Stellent and Optika will file with the SEC a joint proxy statement/prospectus that will contain important information about the company and the proposed merger.

Summary Industry leaders join to deliver the most comprehensive suite of content management solutions and services Combination will result in a powerful entity with: Strong financial synergies A growing and increasingly important market An expanded, marquee customer base Established industry and channel partnerships The industry's most comprehensive suite of content management solutions The broadest coverage of transaction and consumption-oriented content applications Proven products and an elegant new architecture A cost-effective, results-oriented approach to business problems

Addressing a Growing and Increasingly Important Market From Gartner... Content management has become core infrastructure that all enterprises, except the most technology averse, must have for success in a Web- and document-centric business world. From META Group... ECM will be a $9B market by 2007 with a CAGR of 15%. By 2006, approximately 60% of Global 2000 organizations will standardize on a strategic ECM framework. More than 80 percent of the information knowledge workers need is unstructured, meaning stored as e-mail, Word documents, images, multimedia or other digital formats. From Giga Information Group/Forrester Research... ECM software license revenue will be $3.4B in 2006 with 22% CAGR. Records management will show 159% CAGR through 2006.

STELLENT + = OPTIKA $72m 385 1,500+ $20m 130 2,000 COMBINED ENTITY $92m 515 3,500+ Result is a Powerful Combined Entity ... Approximate trailing 12 mo. revenue Employees Customers ....with an approximate $100 million revenue run rate...

With a Marquee Customer Base ... STELLENT OPTIKA

Established Industry Partnerships ... Established Industry Partnerships ... Established Industry Partnerships ... STELLENT (infrastructure) OPTIKA (ERP)

Established Channel Relationships ... STELLENT (SI) OPTIKA (VAR)

And the Broadest Coverage of Content Applications TRANSACTIONAL CONSUMPTION-ORIENTED CONTENT CHARACTERISTICS Fixed content Enterprise document lifecycle requirements Long retention periods Desktop content Consumption-oriented Frequently changing APPLICATION CHARACTERISTICS ERP integrations Sophisticated BPM High-volume imaging App. server/portal integrations High-performance access Sophisticated security Content conversion EXAMPLE APPLICATIONS Regulatory compliance Claims processing Accounts payable Web site deployments Compliance initiatives Intranets/extranets/portals Call centers

The Result? The industry's most comprehensive set of content management solutions APPLICATIONS Claims Processing Call Centers Dealer Extranets Intranets Web Sites Accounts Payable PRODUCTS Imaging Workflow Collaboration Document Mgmt Records Mgmt ERM/ COLD Web Content Mgmt INDUSTRIES Manufacturing Government Retail Financial Insurance Entertainment Consumer Goods GLOBAL COVERAGE DAM Sarbanes - Oxley

Based on Proven Products and a Vision for a Next- Generation Universal Content Architecture Universal Content Repository Transaction-Oriented Services Consumption-Oriented Services API Claims Processing Call Centers Dealer Extranets Intranets Web Sites Accounts Payable Other Content Services CONTENT SERVICES APPLICATIONS REPOSITORY Other Sarbanes- Oxley

Optika's Perspective Mark Ruport Chairman, President and CEO Optika Inc.

Transaction Summary Transaction value - approximately $59 million(1) Form of total consideration Share consideration: approximately 4.1 million shares $10.0 million in cash Optika options assumed by Stellent Portion of consideration to preferred $10.0 million in cash Plus 20% of the per-share value implied using the 0.44 Base Exchange Ratio in excess of $4.00(2) Represents the fully diluted value using the treasury stock method (TSM) of accounting for options, based on the closing price of Stellent shares on Jan. 9, 2004. Includes consideration to Optika preferred shareholders, common shareholders and option holders. Based on the average closing trading price of Stellent stock on the 10-days ending two days prior to closing. The aggregate value to the preferred shareholders is based on the 20% of the per-share value using the 0.44 Base Exchange Ratio in excess of $4.00 multiplied by the total number of shares of Optika common stock outstanding immediately prior to closing the transaction.

Transaction Summary (con't) Approximate trailing 12-month revenue for Optika and Stellent is $92 million Employees No significant changes anticipated for Optika or Stellent employees Ownership in combined entity (using basic shares outstanding) 84% Stellent shareholders 16% Optika shareholders Expected closing - April 2004 Subject to shareholder and regulatory approvals and other customary conditions Will provide guidance after shareholder vote Expected to be immediately accretive on a pro forma basis

Transaction Summary (con't) Under the merger agreement: Each outstanding share of Optika common stock will be converted into the right to receive 0.44 of a share of Stellent common stock, subject to adjustment described below; All outstanding shares of Optika preferred stock will be converted into the right to receive a total of $10 million in cash and, in certain circumstances described below, shares of Stellent common stock; and Each outstanding option to acquire shares of Optika common stock will be assumed by Stellent and converted into the right to acquire shares of Stellent common stock. If the value of 0.44 of a share of Stellent common stock, based on the average Stellent closing price over a period ending shortly before the merger is consummated, is greater than $4.00, then: 80 percent of the value in excess of $4.00 will be allocated to the holders of Optika common stock; and 20 percent of the value in excess of $4.00 will be allocated to the holders of Optika preferred stock. This allocation will be accomplished by reducing the total number of Stellent shares to be issued to holders of Optika common stock and by issuing those shares to the holders of Optika preferred stock. The total number of shares to be issued by Stellent will not change.

STELLENT + = OPTIKA $72m 385 1,500+ $20m 130 2,000 COMBINED ENTITY $92m 515 3,500+ Q&A Approximate trailing 12 mo. revenue Employees Customers ....with an approximate $100 million revenue run rate...

Additional Information

          Stellent intends to file a registration statement on Form S-4 in connection with the transaction, and Stellent and Optika intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Stellent and Optika are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the companies and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) on the SEC’s Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained form either of the companies.

          In addition to the registration statement and the joint proxy statement/prospectus, each company files annual, quarterly and current reports; proxy and information statements; and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference room located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. These SEC filings are also available for free on the SEC’s website at www.sec.gov. A free copy of these filings may also be obtained from either company.

Information Concerning Participants

          Each of the companies and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders in favor of the transaction. Information about the directors and executive officers of Stellent may be found in Stellent’s definitive proxy statement for its 2003 annual meeting of stockholders and in Stellent’s annual report on Form 10-K for the fiscal year ended March 31, 2003. Information about the directors and executive officers of Optika may be found in Optika’s definitive proxy statement for its 2003 annual meeting of stockholders and in Optika’s annual report on Form 10-K for the fiscal year ended December 31, 2002. In addition, information regarding the interests of Optika’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.